Translation for Reference Purposes Only

The share exchange described in this document involves the securities of a foreign company.  The transaction is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document has been excerpted from financial statements prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company or its affiliates to subject themselves to a U.S. court’s judgment.

June 17, 2009
For Immediate Release

Company Name: Credit Saison Co., Ltd.
Name of Representative: Hiroshi Rinno, President and CEO
(Stock Code: 8253, First Section of Tokyo Stock Exchange)
Direct your queries to: Harumi Okada,
General Manager of Public Relations Office
(Tel: +81-3-3982-0700)

Company Name: Atrium Co., Ltd.
Name of Representative: Hideki Miyauchi, President and CEO
(Stock Code: 8993, First Section of Tokyo Stock Exchange)
Direct your queries to: Takushi Fujita, General Manager of Corporate Planning Division
(Tel: +81-3-6205-0835)

Notification with Respect to the Conclusion of an Agreement Regarding a Share Exchange Through which Atrium Co., Ltd. will Become a Wholly-Owned Subsidiary of Credit Saison Co., Ltd.

As previously disclosed in “Notification with Respect to the Conclusion of a Basic Agreement between Credit Saison Co., Ltd. and Atrium Co., Ltd. concerning an Assumption of Debt, Third Party Allocation of New Shares Through a Debt Equity Swap and a Share Exchange”, dated March 25, 2009, Credit Saison Co., Ltd. (“Credit Saison”) and Atrium Co., Ltd. (“Atrium”) entered into a basic agreement (the “Basic Agreement”) pursuant to which Atrium will become a wholly-owned subsidiary of Credit Saison through a share exchange (the “Share Exchange”) and other transactions on March 25, 2009.  Credit Saison and Atrium resolved to conduct, and subsequently entered into an agreement concerning, the Share Exchange (the “Share Exchange Agreement”), as attached hereto as Exhibit 1, at their respective meetings of the Board of Directors held on June 17, 2009.  In connection with the foregoing, Credit Saison and Atrium would like to provide notice of the following.

Credit Saison plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with “simplified share exchange” (kan-i kabushiki kokan) procedures pursuant to Article 796, Paragraph 3 of the Company Law of Japan (the “Company Law”).  Atrium plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with “short-form share exchange” (ryaku-shiki kabushiki kokan) procedures pursuant to Article 784, Paragraph 1 of the Company Law.  In addition, prior to August 1, 2009, the scheduled effective date of the Share Exchange, the shares of common stock of Atrium will be moved from the first section of the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) to the second section (on July 1, 2009), and subsequently will be delisted.  The final day on which the shares of common stock of Atrium will be traded on the Tokyo Stock Exchange is scheduled to be July 27, 2009.

1.	Purpose and Background of Making Atrium a Wholly-Owned Subsidiary of Credit Saison through the Share Exchange

(1)	Purpose of the Share Exchange

Atrium, a consolidated subsidiary of Credit Saison, commenced operations in 1992, focusing on the Real Estate Liquidation Business.  Since then, Atrium has expanded its business to include the Loan Servicing Business, the Real Estate Loan Guarantee Business and the Strategic Investment Business and, as a core company in the Credit Saison Group’s real estate business, has contributed to the growth of the Credit Saison Group.

However, Atrium has been affected by recent events, including the significant reduction in liquidity available for real estate transactions which was triggered by the turmoil that the domestic and overseas financial markets have been experiencing since 2007.  As a result, Atrium’s business results for the fiscal year ended February 28, 2009, on a consolidated and non-consolidated basis, were in a state of significant deficit, and it recorded excess liabilities causing negative net worth amounting to approximately ¥54,398 million on a consolidated basis and approximately ¥55,912 million on a non-consolidated basis as of the end of the fiscal year ended February 28, 2009.  Such factors led Atrium to include a note in its consolidated and non-consolidated financial statements for the fiscal year ended February 28, 2009 to the effect that there were material doubts as to the company’s status as a going concern.

Credit Saison and Atrium have considered various options, including ceasing Atrium’s operations, available to Atrium in this adverse environment, which shows no signs of improvement.  These deliberations have been aided by advice received from financial advisers, lawyers, public accountants, tax accountants, real estate appraisers and other specialists, and have been conducted in conjunction with concerted efforts to gather information, ascertain the factual background and clarify the issues facing Atrium in connection with the current state of Atrium’s business and finances, its management resources, the current value of its business and the future potential and forecasts in connection with such business, the impact that the deterioration of Atrium’s financial situation will have on the relationships Credit Saison and Atrium enjoy with other parties, including financial institutions, and any other factors that may affect the corporate value of the two companies.

As a result of these considerations, Credit Saison reached the conclusion that implementing support for Atrium in its restructuring and making Atrium its wholly-owned subsidiary, thereby ensuring the continuation of Atrium’s business as an integrated part of the Credit Saison Group, in addition to conducting an early fundamental review of Atrium’s business structure and executing the “Fundamental Organizational Restructuring” in a prompt and flexible manner, would secure the corporate value of the Credit Saison Group and contribute to the best interests of the shareholders of both Credit Saison and Atrium.

Based on the aforementioned determinations, Credit Saison and Atrium passed resolutions concerning the implementation of a series of transactions to support the restructuring of Atrium (the “Restructuring Support”) on March 25, 2009.  The  Restructuring Support comprises (i) financial support (the “Financial Support”), through which Atrium’s interest-bearing debt would be consolidated through the assumption by Credit Saison of debt owed by Atrium to financial institutions and other relevant transactions (the “Debt Assumption”), and Atrium would issue new shares to Credit Saison by means of third party allocations of new shares through a debt equity swap (the “Capital Increase”); and (ii) the Share Exchange, through which Atrium will become a wholly-owned subsidiary of Credit Saison.  Pursuant to such resolutions, Credit Saison and Atrium also entered into an agreement in connection with the Debt Assumption and the Basic Agreement pertaining to the Restructuring Support on March 25, 2009.

In accordance with the Basic Agreement, and in addition to the Debt Assumption, Credit Saison and Atrium executed the Capital Increase through two third party allocations of new shares on April 10, 2009 and June 1, 2009, respectively.  As a result, Atrium anticipates that its excess liabilities will be eliminated as of the end of August 2009.  In addition, as a result of the Capital Increase, Credit Saison holds approximately 95.24% (547,675,800 shares) of the issued and outstanding shares of Atrium (and, together with its subsidiaries, approximately 95.46% (548,975,800 shares)) as of June 17, 2009.

Upon confirmation that no material changes had occurred to either the above determinations, or to the facts upon which such determinations were based, Credit Saison and Atrium, in accordance with the Basic Agreement, entered into the Share Exchange Agreement on June 17, 2009.

Credit Saison will be able to promptly and efficiently restructure Atrium’s management, thereby establishing a corporate group structure to ensure the maintenance and improvement of the corporate value of the Credit Saison Group, while promoting the effective utilization of the group’s management resources and capital.  Furthermore, Atrium anticipates that becoming a wholly-owned subsidiary of Credit Saison will enable it to restructure its business as quickly as possible and put its business activities on course for stability, while receiving credit enhancement from its parent company, Credit Saison.

For detailed information pertaining to the Restructuring Support, please refer to “Notification with Respect to the Conclusion of a Basic Agreement between Credit Saison Co., Ltd. and Atrium Co., Ltd. concerning an Assumption of Debt, Third Party Allocation of New Shares through a Debt Equity Swap and a Share Exchange”, released jointly by Credit Saison and Atrium on March 25, 2009.  For detailed information pertaining to the organizational restructuring of Atrium, please refer to “Notification with Respect to the Recording of an Extraordinary Loss in Connection with the Formulation of a Business Restructuring Plan, Revision of Business Results Forecasts and Reduction of Executive Compensation”, released by Atrium on March 25, 2009.  For detailed information pertaining to the Capital Increase, please refer to the two press releases, each entitled “Notification with Respect to the Completion of Issuance of New Shares Through Third Party Allocation of New Shares (Debt Equity Swap)”, which were released jointly by Credit Saison and Atrium on April 10, 2009 and June 1, 2009, respectively, as attached hereto as Exhibits 2 and 3.

(2)	Expected Delisting and Reasons Therefor

As a result of the Share Exchange, Atrium will become a wholly-owned subsidiary of Credit Saison on the scheduled effective date of August 1, 2009.  Accordingly, the common stock of Atrium will be moved from the first section of the Tokyo Stock Exchange to the second section (on July 1, 2009), and subsequently will be delisted in accordance with prescribed procedures and pursuant to the securities listing regulations of the Tokyo Stock Exchange as of July 28, 2009.  The final day on which the common stock of Atrium will be traded is scheduled to be July 27, 2009.  After the common stock of Atrium is delisted, such shares will no longer be traded on the Tokyo Stock Exchange.

(3)	Reasons for Delisting and Consideration of Alternative Measures

The purpose of the Share Exchange is as set forth above in “(1) Purpose of the Share Exchange”.  The Share Exchange is not being conducted for the purpose of delisting the shares of Atrium.

Because the common stock of Credit Saison, which will be issued to Atrium’s shareholders through the Share Exchange, is listed on the Tokyo Stock Exchange and will be able to be traded on the stock exchange even after the Share Exchange, those shareholders of Atrium who hold 770 or more shares of common stock and who will receive an amount of shares equivalent to, or in excess of, the one hundred shares of common stock of Credit Saison necessary to constitute one trading unit of Credit Saison shares, will continue to enjoy stock liquidity after the Share Exchange.

Those shareholders of Atrium who hold less than 770 shares of common stock will receive less than one hundred shares of common stock of Credit Saison, which is the number of shares needed to constitute a trading unit of Credit Saison shares, through the Share Exchange.  Although such shares constituting less than one unit will not be able to be sold on the Tokyo Stock Exchange, shareholders may choose to use the buyback program or the additional purchase program.  For further information with respect to these two programs, please refer to “2. (2) (Note)” below.

(4)	Measures to Ensure Fairness of the Share Exchange Consideration

In order to ensure the fairness and appropriateness of the calculation of the share exchange ratio in the Share Exchange at the time of the consummation of the Basic Agreement, Credit Saison and Atrium requested independent third party appraisers to calculate the share exchange ratio.  Pursuant to evaluations based on such calculations, and as a result of discussions between the two companies, Credit Saison and Atrium determined  and agreed upon the share exchange ratio to be used in the Share Exchange (for detailed information, please see “2.(3)” below).  Subsequently, when entering into the Share Exchange Agreement, based on the determination that no material changes had occurred to the facts which formed the basis of the calculations in respect of the share exchange ratio described above, Credit Saison and Atrium ultimately decided to use the share exchange ratio agreed upon in the Basic Agreement.

(5)	Measures to Avoid Conflicts of Interest

Mr. Hiroshi Rinno, President and CEO of Credit Saison who also served as an outside director at Atrium until September 30, 2008, and Mr. Hong Tae Kim, a Director of Credit Saison who also serves as a Managing Executive Officer at Atrium, did not participate in the resolutions to execute the Share Exchange at the meeting of the Board of Directors of Credit Saison held on March 25, 2009, at which resolutions pertaining to the implementation of the Share Exchange were approved.  Mr. Hiroshi Rinno and Mr. Hong Tae Kim refrained from participating in order to ensure the fairness of such resolutions and because of the possibility that they could represent interests that conflict with those of Credit Saison.  In addition, Mr. Masaru Sakurai, a Standing Auditor of Credit Saison who also serves as a part-time auditor of Atrium, did not express his opinion with respect to any of the proposals in connection with the Share Exchange at the same meeting of the Board of Directors of Credit Saison, in order to ensure the fairness of such resolutions and because of the possibility that he could represent interests that conflict with those of Credit Saison.  The execution of the Share Exchange was unanimously approved by all of the 13 Directors present at the meeting on March 25, 2009.

Furthermore, Mr. Masaru Sakurai did not express his opinion with respect to any of the proposals concerning the execution of the Share Exchange at the meeting of the Board of Directors of Atrium held on March 25, 2009.  In addition to adopting the measures set forth above to ensure the fairness of the resolutions made at the meeting of the Board of Directors of Atrium at which resolutions in connection with the Share Exchange were approved, the execution of the Share Exchange was unanimously approved by all of the 6 Directors present.

Moreover, in order to ensure the fairness of the resolution to enter into the Share Exchange Agreement at the meeting of the Board of Directors of Credit Saison held on June 17, 2009, Mr. Hiroshi Rinno, President and CEO of Credit Saison, did not participate in such resolution.  The consummation of the Share Exchange Agreement was unanimously approved by all of the 11 Directors of Credit Saison who were present at the meeting.  Mr. Hong Tae Kim, who is mentioned above, is not a Director of Credit Saison as of June 17, 2009.

The consummation of the Share Exchange Agreement was unanimously approved by all of the 4 Directors who were present at the meeting of the Board of Directors of Atrium held on June 17, 2009, at which the resolution to enter into the Share Exchange Agreement was passed.

2.	Summary of the Share Exchange

(1)	Schedule of the Share Exchange

Meetings of the Boards of Directors of Credit Saison and Atrium (Determination to approve the Share Exchange)	Wednesday, March 25, 2009
Execution of the Basic Agreement between Credit Saison and Atrium	Wednesday, March 25, 2009
Meetings of the Boards of Directors of Credit Saison and Atrium (Resolution to approve the Share Exchange)	Wednesday, June 17, 2009
Execution of the Share Exchange Agreement between Credit Saison and Atrium	Wednesday, June 17, 2009
Date of final trading of shares of Atrium	Monday, July 27, 2009 (scheduled)
Date of delisting of shares of Atrium	Tuesday, July 28, 2009 (scheduled)
Effective date of the Share Exchange	Saturday, August 1, 2009 (scheduled)

(Note)
Credit Saison plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with “simplified share exchange” procedures pursuant to Article 796, Paragraph 3 of the Company Law.  Atrium plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders in accordance with “short-form share exchange” procedures pursuant to Article 784, Paragraph 1 of the Company Law.

(2)	Allocation of Shares in the Share Exchange

Name of Company	Credit Saison Co., Ltd. (Parent Company and Sole Shareholder after the Share Exchange)	Atrium Co., Ltd. (Wholly-Owned Subsidiary after the Share Exchange)
Detail of allocation of shares in the Share Exchange	1	0.13
Number of shares to be issued through the Share Exchange	Common stock : 3,560,076 shares (scheduled)

(Note)
In the Share Exchange, Credit Saison plans to allocate and deliver 0.13 shares of common stock of Credit Saison for one share of common stock of Atrium; provided, however, that shares will not be allocated through the Share Exchange in exchange for the 547,675,800 shares of Atrium that are held by Credit Saison.

Shares of common stock of Credit Saison are scheduled to be delivered as consideration in the Share Exchange.  Shareholders who will hold shares of Credit Saison constituting less than a whole unit (fewer than 100 shares) as a result of the Share Exchange shall have the right to receive dividends of which the record date is after the effective date of the Share Exchange, in an amount corresponding to the number of shares that they hold.  However, such shares may be sold on the stock exchange.  Shareholders who will hold shares of Credit Saison constituting less than a whole unit as a result of the Share Exchange may use the following programs:

a.	Additional purchase program (kaimashi seido) for shares constituting less than a whole unit

The program to purchase additional shares allows shareholders who will hold shares constituting less than a whole unit to make a request to Credit Saison to purchase additional shares of common stock in such number necessary to constitute one unit (100 shares).

b.	Buyback program (kaitori seido) for shares constituting less than a whole unit

The buyback program is a program through which Credit Saison will purchase, upon the request of a shareholder, the number of shares of common stock that do not constitute a whole unit and which may not be sold on the stock exchange.

(3)	Basis of Calculation of the Share Exchange Ratio

Credit Saison and Atrium have determined that no material changes have occurred to the facts upon which the share exchange ratio set out in the Basic Agreement on March 25, 2009 was calculated.  Based on such determination and further discussions among the companies, Credit Saison and Atrium, pursuant to discussions, ultimately decided to use such share exchange ratio as the share exchange ratio in the Share Exchange, and reflected such determination in the Share Exchange Agreement.

The basis of the calculation of the share exchange ratio agreed upon between Credit Saison and Atrium when they entered into the Basic Agreement on March 25, 2009 is set forth below.

a.	Basis of the Calculation

In order to ensure the fairness and appropriateness of the calculation of the share exchange ratio in the Share Exchange, Credit Saison and Atrium requested independent third party appraisers to calculate the share exchange ratio.  Credit Saison appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and Atrium appointed BDO Sanyu Tax & Co. (“BDO Sanyu”) as their independent third party appraisers.

When conducting its calculation of the share exchange ratio to be applied to the common stock of Credit Saison and Atrium, Mizuho Securities employed the market price method, because the respective market prices of both companies were available, and the discounted cash flow method (“DCF method”), a calculation method which involves the analysis of cashflow to be generated by future business operations.  For purposes of the market price method, Mizuho Securities employed a valuation date of March 24, 2009 and analyzed the simple average closing prices of the stock of both companies on the Tokyo Stock Exchange during (i) the five (5) business days preceding such valuation date (from March 17, 2009 to March 24, 2009) and (ii) the one (1) month period preceding such valuation date (from February 25, 2009 to March 24, 2009).  The financial forecasts for Credit Saison and Atrium used in the calculation of the share exchange ratio reflected the downward revision by Credit Saison of its business results forecasts for the fiscal year ending March 31, 2009 (please refer to “Notification with Respect to the Recording of an Extraordinary Loss and the Revision of Business Results Forecasts”, released by Credit Saison on March 25, 2009 for more information) and Atrium’s downward revision of its business results forecasts for the fiscal year ended February 28, 2009 (“Notification with Respect to the Recording of an Extraordinary Loss and the Revision of Business Results Forecasts”, released by Credit Saison on March 25, 2009).  Moreover, in calculating the share exchange ratio, Mizuho Securities considered the increases in both net assets and the number of shares issued and outstanding as a result of the issuance of new shares by Atrium to Credit Saison pursuant to the resolution of the meeting of the Board of Directors held on March 25, 2009.

As a result of the above, the number of Credit Saison shares to be allocated in exchange for one share of common stock of Atrium was calculated by Mizuho Securities to be as follows:

Calculation Method	Range of the Share Exchange Ratio Valuation
Market Price Method	Between 0.12 and 0.15
DCF Method	Between 0.01 and 0.03

Mizuho Securities based its calculation of the share exchange ratio on several assumptions.  Specifically, Mizuho Securities assumed the accuracy and completeness of the information furnished by the two companies and information that was publicly available, and assumed that no facts existed that were not publicly available which could materially affect such calculation.  Mizuho Securities also assumed that the respective assets and liabilities of Credit Saison and Atrium had not been evaluated or appraised based on the respective companies’ own methods.  Furthermore, with respect to the financial forecasts used as references in the calculation, Mizuho Securities assumed that such forecasts were reasonably prepared based on the best estimates and judgment of the management of both companies, and that the calculation reflects information and economic conditions which were current as of March 24, 2009.

When conducting its valuation of the share exchange ratio to be applied to the common stock of Credit Saison and Atrium, BDO Sanyu employed the market price method, because the respective market prices of both companies were available.  For purposes of the market price method, BDO Sanyu employed a valuation date of March 24, 2009 and analyzed the simple average closing prices of the stock of both companies on the Tokyo Stock Exchange during (i) the five (5) business days preceding such valuation date (from March 17, 2009 to March 24, 2009), (ii) the one (1) month period preceding such valuation date (from February 25, 2009 to March 24, 2009), and (iii) the period of three (3) months immediately preceding such valuation date (from December 25, 2008 to March 24, 2009).

BDO Sanyu also conducted a valuation of the share exchange ratio in the Share Exchange in accordance with the DCF method.  However, Atrium’s business is particularly affected by the real estate market in Japan and there are significant difficulties involved in making accurate forecasts with respect to the main causes of fluctuations in such real estate market, thereby creating the possibility of arbitrariness.  Accordingly, BDO Sanyu decided not to use the share valuation rendered by the DCF method, based on its view that reliably identifying Atrium’s share value would prove to be difficult.  The figures calculated by BDO Sanyu in connection with the share exchange ratio have been rounded to the nearest hundredth.

As a result of the above, the number of Credit Saison shares to be allocated in exchange for one share of common stock of Atrium was calculated by BDO Sanyu to be as follows:

Share Exchange Ratio
Credit Saison	Atrium
1	Between 0.13 and 0.19

BDO Sanyu based its calculation of the share exchange ratio on several assumptions.  Specifically, BDO Sanyu assumed the accuracy and completeness of the information furnished by the two companies and information that was publicly available, and assumed that no facts existed that were not publicly available which could materially affect such calculation.  BDO Sanyu also assumed that the respective assets and liabilities of Credit Saison and Atrium had not been evaluated or appraised based on the respective companies’ own methods.  Furthermore, with respect to the financial forecasts used as references in the calculation, BDO Sanyu assumed that such forecasts were reasonably prepared based on the best estimates and judgment of the management of both companies, and that the calculation reflects information and economic conditions which were current as of March 24, 2009.

b.	Background of the Calculation

As set forth above, Credit Saison and Atrium each requested their respective third party appraisers to calculate the share exchange ratio in the Share Exchange.  As a result of thorough deliberations, Credit Saison and Atrium determined that the results of such calculations fairly and appropriately reflect the valuations of both companies.  There has been no change to such determination by Credit Saison and Atrium based on current conditions as of June 17, 2009.

Because of the intrinsic conflict of interest involved whenever a parent company makes its listed subsidiary a wholly-owned subsidiary, the necessity for particular consideration to be accorded to the interests of the minority shareholders of the listed subsidiary is recognized in the context of such transactions.

Based on the fact that Credit Saison and Atrium both announced downward revisions to their respective business results forecasts on March 25, 2009 as a result of the formulation of the restructuring support initiatives that Credit Saison will provide to Atrium and Atrium’s realization  of an extraordinary loss in accordance with the restructuring of its business, and the fact that Credit Saison and Atrium share the view that careful consideration must be accorded to the conflict of interest present between Credit Saison’s position as Atrium’s parent company and the minority shareholders of Atrium in the Share Exchange, the share exchange ratio in the Share Exchange was also announced on March 25, 2009.

Although the information included in the announcement made by Atrium and Credit Saison of the downward revision to its business results forecasts is not reflected in the past share prices used throughout the calculation of the share exchange ratio in the Share Exchange, Credit Saison and Atrium recognized that using such shares price was appropriate, after considered and reasonable evaluation.  Credit Saison and Atrium recognized the appropriateness of using the share prices because the shares of Credit Saison and Atrium are listed on stock exchanges.  In addition, both companies concluded that avoiding any confusion that could affect the market by relying on a share exchange ratio determined based on the DCF method, in which calculations were based on the Business Restructuring Plan that was formulated in consideration of factors such as the downward revision of Atrium’s business results forecasts announced on March 25, 2009 and the series of transactions contemplated in the Restructuring Support, as well as affording careful consideration to the interests of the minority shareholders of Atrium, would ensure the corporate value of the Credit Saison Group, thereby contributing to the best interests of the shareholders of both companies.

Based on the aforementioned evaluations and as a result of sincere discussions between the two companies, Credit Saison and Atrium determined that the share exchange ratio set forth above is appropriate.  Pursuant to such determination, the Board of Directors of both companies determined and agreed upon the consideration to be issued through the Share Exchange, and the ratio at which such consideration was to be issued, at their respective meetings held on March 25, 2009.

Credit Saison and Atrium have determined that no material changes have occurred to the facts upon which the share exchange ratio set out in the Basic Agreement on March 25, 2009 was calculated.  Based on such determination and further discussions among the companies, Credit Saison and Atrium ultimately decided to use such share exchange ratio as the share exchange ratio in the Share Exchange, and reflected such determination in the Share Exchange Agreement.

c.	Relationship with the Appraisers

Mizuho Securities, the third party appraiser appointed by Credit Saison, and BDO Sanyu, the third party appraiser appointed by Atrium, are independent from both Credit Saison and Atrium, and neither Mizuho Securities nor BDO Sanyu is a related party of either Credit Saison or Atrium.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by Atrium

As previously disclosed in the press release entitled “All Stock Acquisition Rights on Atrium Stock have been Waived in conjunction with the Exchange of Shares through which Atrium will become a Wholly Owned Subsidiary of Credit Saison”, which was released by Atrium on April 28, 2009 and is attached hereto as Exhibit 4, all of the stock acquisition rights issued by Atrium have been waived by the rights holders as of April 28, 2009.  All stock acquisition rights so waived have been cancelled, and, as of June 17, 2009, no unexercised Atrium stock acquisition rights exist.

As of June 17, 2009, Atrium has not issued any bonds with stock acquisition rights.

3.	Description of Parties to the Share Exchange
(as of May 31, 2009)
(1)	Trade Name	Credit Saison Co., Ltd.		Atrium Co., Ltd.
(2)	Business Description	Credit Card Service Business Finance Business Real Estate Related Business Entertainment Business Other Businesses		Real Estate Liquidation Business Loan Servicing Business Real Estate Loan Guarantees Business Strategic Investments Business
(3)	Date of Incorporation	May 1, 1951		November 30, 1979
(4)	Address of Head Office	Toshima-ku, Tokyo		Chiyoda-ku, Tokyo
(5)	Name and Title of Representative	Hiroshi Rinno, President and CEO		Hideki Miyauchi, President and CEO
(6)	Paid-in Capital	¥ 75,929,364,408 (as of March 31, 2009)		¥ 33,585,033,600 (as of June 17, 2009)
(7)	Number of Issued and Outstanding Shares	181,884,725 shares (as of March 31, 2009)		575,061,000 shares (as of June 17, 2009)
(8)	Net Assets (Liabilities)	¥320,595 million (consolidated, as of March 31, 2009)		(¥54,398 million) (consolidated, as of February 28, 2009)
(9)	Total Assets	¥2,407,064 million (consolidated, as of March 31, 2009)		¥294,312 million (consolidated, as of February 28, 2009)
(10)	Fiscal Year End	March 31		February 28
(11)	Number of Employees	3,789 (consolidated)		616 (consolidated)
(12)	Major Business Partners	The Seibu Department Stores, Ltd. The Seiyu, Ltd. Sogo Co., Ltd. Takashimaya Co., Ltd. Parco Co., Ltd. Mizuho Bank, Ltd. Mitsui Fudosan Co., Ltd. Yamada-Denki Co., Ltd., etc.		Credit Saison Co., Ltd., etc.
(13)	Major Shareholders and Shareholding Ratio	The Master Trust Bank of Japan, Ltd. (Trust Account)	10.42%	Credit Saison Co., Ltd.	38.85%
		Japan Trustee Service Bank, Ltd. (Trust Account)	8.42%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.54%

		Mizuho Bank, Ltd.	6.92%	Northern Trust Company (AVFC)	2.66%
		Japan Trustee Service Bank, Ltd. (Trust Account 4G)	5.73%	Tsuyoki Takahashi	2.34%
		Mellon Bank N.A. Treaty Client Omnibus	3.99%	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	2.26%
		Mizuho Corporate Bank, Ltd.	2.57%	Saison Fundex Corporation	2.01%
		GOLDMAN SACHS & CO. REG	2.31%	Mitsubishi UFJ Capital Co., Ltd.	1.54%
		The Seibu Department Stores, Ltd.	2.25%	Japan Securities Finance Co., Ltd.	1.35%
		State Street Bank and Trust Company	1.80%	Concerto Co., Ltd.	0.89%
		JPMorgan Securities Japan Co., Ltd.	1.65%	Hiroshi Rinno	0.88%
		(Note: the above information is current as of March 31, 2009)		(Note: the above information is current as of February 28, 2009)
(14)	Major Banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.		Mizuho Corporate Bank, Ltd.
(15)	Relationship between the Parties to the Share Exchange	Capital Relationship
As of June 17, 2009, Credit Saison holds approximately 95.24% (547,675,800 shares) of Atrium’s issued and outstanding shares (and, together with its subsidiaries, approximately 95.46% (548,975,800 shares)).

Personnel Relationship
As of June 17, 2009, one part-time Auditor of Atrium serves as a standing auditor of Credit Saison, and one part-time Auditor of Atrium serves as the General Manager of the Finance Division of Credit Saison.
In addition, three employees of Credit Saison have been seconded to Atrium.

Transactional Relationship
Credit Saison engages in the real estate loan business and Atrium provides guarantees to such loans.  The outstanding amount of loans provided by Credit Saison as of the end of the previous fiscal year was approximately ¥123,603 million.
Credit Saison loans funds and otherwise extends financing to Atrium and certain of its SPCs, which are consolidated subsidiaries.  The amount of these loan transactions as of the end of the previous fiscal year was approximately ¥336,760 million.

		Status of relationship with related parties	Atrium is a consolidated subsidiary of Credit Saison, and therefore, is considered a related party of Credit Saison.

(16)	Business Results for the Most Recent Three Fiscal Years

				(in millions of yen unless otherwise specified)
	Credit Saison Co., Ltd. (Parent Company and Sole Shareholder after the Share Exchange) (Consolidated)			Atrium Co., Ltd. (Wholly-Owned Subsidiary after the Share Exchange) (Consolidated)
Fiscal Year End	Year Ended March 2007	Year Ended March 2008	Year Ended March 2009	Year Ended February 2007	Year Ended February 2008	Year Ended February 2009
Net Sales	333,683	345,586	327,089	105,195	121,382	71,487
Operating Income	75,201	57,191	34,548	16,043	26,830	3,503
Ordinary Profit (Loss)	80,157	58,111	30,953	13,874	24,286	(3,397)
Net Income (Loss)	14,821	26,755	(55,513)	7,086	12,421	(102,185)
Net Income (Loss) Per Share (¥)	82.79	148.78	(308.25)	177.61	282.84	(2,281.80)
Dividend Per Share (¥) (Non-Consolidated)	28.00	28.00	30.00	41.00	70.00	0.00
Net Assets Per Share (¥)	2,077.89	2,147.04	1,766.95	920.71	1,137.83	(1,214.66)

4.	Post-Share Exchange Situation

(1)	Trade Name	Credit Saison Co., Ltd.
(2)	Business Description	Credit Card Service Business Finance Business Real Estate Related Business Entertainment Business Other Businesses
(3)	Address of Head Office	Toshima-ku, Tokyo
(4)	Name and Title of Representative	Hiroshi Rinno, President and CEO
(5)	Paid-in Capital	¥75,929,364,408 (as of March 31, 2009)
(6)	Total Assets	Yet to be determined (consolidated)
(7)	Net Assets	Yet to be determined (consolidated)
(8)	Fiscal Year End	March 31
(9)	Summary of Accounting Procedure
The Share Exchange is expected to be accounted for as a transaction between companies under common control in which minority shareholders are participants.  The amount of goodwill incurred as a result of the Share Exchange is not yet determined as of June 17, 2009.

(10)	Outlook Going Forward
Atrium is a consolidated subsidiary of Credit Saison.  As a result of the Share Exchange, Atrium is expected to have a minor effect on Credit Saison’s consolidated and non-consolidated business results.

(End of Document)

Translation for Reference Purposes Only

Exhibit 1

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this “Agreement”) is entered into as of June 17, 2009 by and between Credit Saison Co., Ltd. (“Credit Saison”) and Atrium Co., Ltd. (“Atrium”).

Article 1	(Share Exchange)

Pursuant to the provisions of this Agreement, Credit Saison and Atrium shall conduct a share exchange by which Credit Saison will become the parent company of Atrium and Atrium will become a wholly-owned subsidiary of Credit Saison (the “Share Exchange”) and Credit Saison shall acquire all issued and outstanding shares of Atrium.

Article 2	(Trade Names and Addresses of Parent Company and Wholly-Owned Subsidiary)

The trade names and addresses of the parent company and wholly-owned subsidiary after the Share Exchange shall be as follows:

(1)	Parent Company after the Share Exchange

Trade Name:	Credit Saison Co., Ltd.
Address:	1-1, Higashi-Ikebukuro 3-chome, Toshima-ku, Tokyo

(2)	Wholly-Owned Subsidiary after the Share Exchange

Trade Name:	Atrium Co., Ltd.
Address:	5-2, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

Article 3	(Shares to be Delivered in the Share Exchange and Allocation Thereof)

1.
In the Share Exchange, Credit Saison will allocate shares of its common stock to all shareholders of Atrium (excluding Credit Saison, the same shall apply hereafter) as of the day immediately preceding the acquisition of all issued and outstanding shares by Credit Saison (the “Record Date”) in exchange for their shares of common stock of Atrium.  The total amount of shares of common stock to be allocated by Credit Saison through the Share Exchange shall be calculated by multiplying the total number of shares of common stock of Atrium that are held by Atrium’s shareholders by 0.13.

2.	In the Share Exchange, Credit Saison shall allocate 0.13 shares of its common stock per one share of common stock of Atrium held by Atrium’s shareholders as of the Record Date.

Article 4	(Paid-in Capital and Capital Reserve of Credit Saison)

The amount of paid-in capital and capital reserve of Credit Saison which will increase through the Share Exchange shall be as follows:

(1)	Paid-in Capital:	0 yen

(2)	Capital Reserve:	Such amount as shall be determined by Atrium pursuant to Article 39 of the Company Calculation Rules

(3)	Earned Reserve:	0 yen

Article 5	(Effective Date)

The Share Exchange shall become effective on August 1, 2009 (the “Effective Date”).  Provided, however, that the Effective Date may be changed upon discussion between Credit Saison and Atrium, if such change becomes necessary in order to proceed with the Share Exchange, or for any other reason (including the circumstance described in the proviso of Paragraph 1 of Article 6 below).

Article 6	(General Meeting of Shareholders to Approve the Share Exchange)

1.
Pursuant to the provisions of Article 796, Paragraph 3 of the Company Law of Japan (the “Company Law”) Credit Saison shall conduct the Share Exchange, in connection with this Agreement, without obtaining the approval of its general meeting of shareholders which is otherwise required pursuant to Article 795, Paragraph 1 of the Company Law; provided, however, that if a notice of opposition to the Share Exchange is delivered by shareholders of Credit Saison holding such number of shares that exceeds the number of shares defined in Article 796, Paragraph 4 of the Company Law and Article 197 of the Enforcement Regulations of the Company Law, Credit Saison and Atrium shall determine the relevant countermeasures upon discussion.

2.
Pursuant to the provisions of Article 784, Paragraph 1 of the Company Law, Atrium shall conduct the Share Exchange, in connection with this Agreement, without obtaining approval of its general meeting of shareholders, which is otherwise required pursuant to Article 783, Paragraph 1 of the Company Law.

Article 7	(Management of Company Assets and Related Matters)

Following the conclusion of this Agreement and until the Effective Date, Credit Saison and Atrium shall each pursue their respective businesses and conduct the management and operation of their respective assets with due care required of a prudent manager.  Any action that either Credit Saison or Atrium desires to take that would have a material effect on the assets or rights and obligations of either party shall be taken by such party after consulting with the other party.

Article 8	(Change of Conditions to, or Cancellation of, the Share Exchange, and Termination of this Agreement)

Credit Saison and Atrium may agree to (i) change the conditions of this Agreement and any other content of this Agreement, (ii) cancel the Share Exchange or (iii) terminate this Agreement, if, following the conclusion of this Agreement and until the day preceding the Effective Date (a) a material change in the financial or management condition of either Credit Saison or Atrium occurs, (b) circumstances constituting a material impediment to the implementation of the Share Exchange occur, or (c) the objective of this Agreement becomes difficult to attain.

Article 9	(Expiration of this Agreement)

This Agreement shall become invalid if (i) Credit Saison receives a notice of opposition to the Share Exchange from shareholders of Credit Saison holding such number of shares that exceeds the number of shares defined in Article 796, Paragraph 4 of the Company Law and Article 197 of the Enforcement Regulations of the Company Law, and is unable to obtain a resolution approving the Share Exchange at its general meeting of shareholders, as defined in Article 795, Paragraph 1 of the Company Law, by the day preceding the Effective Date; or (ii) this Agreement is terminated pursuant to the preceding article.

Article 10	(Governing Law and Court of Jurisdiction)

1.	This Agreement shall be governed by and construed in accordance with the laws of Japan.

2.	The Tokyo District Court shall have exclusive jurisdiction in the first instance over any dispute between the parties in connection with the execution or interpretation of this Agreement.

Article 11	(Matters to be Discussed)

In addition to matters provided for in this Agreement, any other matters necessary to execute the Share Exchange shall be discussed and determined by Credit Saison and Atrium, in accordance with this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives, and each party shall keep one copy of the originals.

Date:  June 17, 2009

Credit Saison Co., Ltd.

Name:	Hiroshi Rinno
Title:	President and CEO
Address:	1-1, Higashi-Ikebukuro 3-chome, Toshima-ku, Tokyo

Atrium Co., Ltd.

Name:	Hideki Miyauchi
Title:	President and CEO
Address:	5-2, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

(End of Exhibit 1)

Translation for Reference Purposes Only

Exhibit 2

April 10, 2009
For Immediate Release

Company Name: Credit Saison Co., Ltd.
Name of Representative: Hiroshi Rinno, President and CEO
(Stock Code: 8253, First Section of Tokyo Stock Exchange)
Direct your queries to: Harumi Okada,
General Manager of Public Relations Office
(Tel: +81-3-3982-0700)

Company Name: Atrium Co., Ltd.
Name of Representative: Tsuyoki Takahashi, President and CEO
(Stock Code: 8993, First Section of Tokyo Stock Exchange)
Direct your queries to: Takushi Fujita,
General Manager of Corporate Planning Division
(Tel: +81-3-6205-0835)

Notification with Respect to the Completion of Issuance of New Shares through Third Party Allocation of New Shares
(Debt Equity Swap)

In connection with the issuance of new shares to Credit Saison Co., Ltd. (“Credit Saison”) by Atrium Co., Ltd. (“Atrium”) by means of a third party allocation of new shares that was previously announced on March 25, 2009 in “Notification with Respect to the Conclusion of a Basic Agreement between Credit Saison Co., Ltd. and Atrium Co., Ltd. concerning an Assumption of Debt, Third Party Allocation of New Shares through a Debt Equity Swap and a Share Exchange”, consideration has been paid in the form of payment in kind (a debt equity swap), and the procedures necessary to effect the third party allocation of new shares (the “First Capital Increase”) have been completed.  In connection with the foregoing, Credit Saison and Atrium would like to provide notice of the following.

1.	Outline of Issuance of New Shares (First Capital Increase)

(1)	Number of shares issued	99,027,000 shares of common stock
(2)	Issue price	¥112 per share
(3)	Aggregate issue price	¥11,091,024,000
(4)	Amount credited to capital stock	¥5,545,512,000
(5)	Method of offering or allocation	Third party allocation
(6)	Application due date	April 10, 2009
(7)	Date of distribution and effective date	April 10, 2009
(8)	Party to which new shares were allocated and the number thereof	Credit Saison: 99,027,000 shares
(9)	Consideration payable	Principal amount of loan receivable pursuant to the loan agreement dated March 25, 2009.
Amount of claim: ¥11,091,024,000

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2.	Changes to Total Number of Issued and Outstanding Shares as a Result of Third Party Allocation of New Shares (First Capital Increase)

(1)	Total number of issued and outstanding shares before third party allocation of new shares	44,785,200 shares (as of April 9, 2009)
(2)	Number of additional shares as a result of third party allocation of new shares	99,027,000 shares
(3)	Total number of issued and outstanding shares after third party allocation of new shares	143,812,200 shares

3.	Amount of and Use of Funds Procured Through Third Party Allocation of New Shares (First Capital Increase)

(1)	Amount of Funds Procured (Estimated Balance of Proceeds)

Because the First Capital Increase was conducted through a debt equity swap, in which the partial amount of the loan that Atrium owes to Credit Saison pursuant to the loan agreement dated March 25, 2009 was served as payment in kind, no funds were procured.

(2)	Use of Funds Procured

Because the First Capital Increase was conducted through a debt equity swap, in which the partial amount of the loan that Atrium owes to Credit Saison pursuant to the loan agreement dated March 25, 2009 was served as payment in kind, Atrium did not receive any proceeds.  Instead, Atrium’s interest-bearing debt was reduced by approximately ¥11,091 million, representing the aggregate issue price of the First Capital Increase, as of the payment due date of the First Capital Increase.

(End of Exhibit 2)

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Translation for Reference Purposes Only

Exhibit 3

June 1, 2009
For Immediate Release

Company Name: Credit Saison Co., Ltd.
Name of Representative: Hiroshi Rinno, President and CEO
(Stock Code: 8253, First Section of Tokyo Stock Exchange)
Direct your queries to: Harumi Okada,
General Manager of Public Relations Office
(Tel: +81-3-3982-0700)

Company Name: Atrium Co., Ltd.
Name of Representative: Hideki Miyauchi, President and CEO
(Stock Code: 8993, First Section of Tokyo Stock Exchange)
Direct your queries to: Takushi Fujita,
General Manager of Corporate Planning Division
(Tel: +81-3-6205-0835)

Notification with Respect to the Completion of Issuance of New Shares Through Third Party Allocation of New Shares
(Debt Equity Swap)

In connection with the issuance of new shares to Credit Saison Co., Ltd. (“Credit Saison”) by Atrium Co., Ltd. (“Atrium”) by means of a third party allocation of new shares of Atrium to Credit Saison (the “Second Capital Increase”) that was announced on March 25, 2009 in “Notification with Respect to the Conclusion of a Basic Agreement Between Credit Saison Co., Ltd. and Atrium Co., Ltd. Concerning an Assumption of Debt, Third Party Allocation of New Shares Through a Debt Equity Swap and a Share Exchange,” an amendment to Atrium’s Articles of Incorporation was approved at Atrium’s 30th Ordinary General Meeting of Shareholders held on May 28, 2009.  The approved amendment stipulates that the maximum number of shares authorized to be issued shall be increased to 575,248,800 shares, thereby satisfying the condition for the Second Capital Increase.  Accordingly, Credit Saison paid the consideration to Atrium in the form of payment in kind (a debt equity swap) on June 1, 2009, and the procedures necessary to conduct the Second Capital Increase have been completed.  In connection with the foregoing, Credit Saison and Atrium would like to provide notice of the following.

1.	Outline of Issuance of New Shares (Second Capital Increase)

(1)	Number of shares issued	431,248,800 shares of common stock
(2)	Issue price	¥112 per share
(3)	Aggregate issue price	¥48,299,865,600
(4)	Amount credited to capital stock	¥24,149,932,800
(5)	Method of offering or allocation	Third party allocation
(6)	Application due date	June 1, 2009
(7)	Date of distribution and effective date	June 1, 2009
(8)	Party to which new shares were allocated and the number thereof	Credit Saison: 431,248,800 shares

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(9)	Consideration payable	Principal amount of loan receivable pursuant to the loan agreement dated March 25, 2009.
Amount of claim: ¥48,299,865,600

2.	Changes to Total Number of Issued and Outstanding Shares as a Result of Third Party Allocation of New Shares (Second Capital Increase)

(1)	Total number of issued and outstanding shares before third party allocation of new shares	143,812,200 shares (as of May 31, 2009)
(2)	Number of additional shares as a result of third party allocation of new shares	431,248,800 shares
(3)	Total number of issued and outstanding shares after third party allocation of new shares	575,061,000 shares

3.	Amount of and Use of Funds Procured Through Third Party Allocation of New Shares (Second Capital Increase)

(1)	Amount of Funds Procured (Estimated Balance of Proceeds)

Because the Second Capital Increase was conducted through a debt equity swap, in which the partial amount of the loan that Atrium owes to Credit Saison pursuant to the loan agreement dated March 25, 2009 was served as payment in kind, no funds were procured.

(2)	Use of Funds Procured

Because the Second Capital Increase was conducted through a debt equity swap, in which the partial amount of the loan that Atrium owes to Credit Saison pursuant to the loan agreement dated March 25, 2009 was served as payment in kind, Atrium did not receive any proceeds.  Instead, Atrium’s interest-bearing debt was reduced by approximately ¥48,299 million, representing the aggregate issue price of the Second Capital Increase, as of the payment due date of the Second Capital Increase.

4.	Elimination of Excess Liabilities

Atrium had incurred excess liabilities causing negative net worth of ¥55,912 million on a non-consolidated basis, and ¥54,398 million on a consolidated basis, as of the end of the fiscal year ended February 28, 2009.  However, as a result of the completion of procedures in connection with the third party allocation of new shares conducted in April 2009 (the “First Capital Increase”) and the Second Capital Increase (which represent a cumulative issue price of ¥59,390 million), Atrium’s common stock has increased to ¥33,584 million and capital surplus has increased to ¥47,761 million.  As a result of adding the amount increased from the First Capital Increase and the Second Capital Increase to the net assets as of the end of the fiscal year ended February 28, 2009, Atrium’s net assets amount to a total of ¥3,478 million on a non-consolidated basis, and ¥4,992 million on a consolidated basis.  Atrium’s excess liabilities have been eliminated.

(End of Exhibit 3)

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Translation for Reference Purposes Only

Exhibit 4

April 28, 2009

Tsuyoki Takahashi, President and CEO
Atrium Co., Ltd.
1-5-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo
(Stock code: 8993, TSE Section 1)

Contact: Takushi Fujita
Director and Managing Executive Officer
General Manager, Corporate Planning Division
Telephone: +81-3-6205-0835

All Stock Acquisition Rights on Atrium Stock have been Waived in conjunction with the Exchange of Shares through which Atrium will become a Wholly Owned Subsidiary of Credit Saison

Atrium Co., Ltd. (“Atrium”) announces that as of April 28, 2009, all unexercised stock acquisition rights that it issued had been waived (or forfeited) by rights holders. Atrium previously requested that rights holders waive their stock acquisition rights ahead of the exchange of shares (the “Share Exchange”) through which Atrium will become a wholly owned subsidiary of Credit Saison Co., Ltd. (“Credit Saison”), as disclosed by Atrium and Credit Saison in a press release dated March 28, 2009, titled “Notification with Respect to the Conclusion of a Basic Agreement between Credit Saison Co., Ltd. and Atrium Co., Ltd. concerning an Assumption of Debt, Third Party Allocation of New Shares through a Debt Equity Swap and a Share Exchange.”

1.	Details of stock acquisition rights that were waived or forfeited

Second Stock Acquisition Rights Issue

Date of approval at shareholders’ meeting	September 13, 2004
Grant date	December 17, 2004
Number of stock acquisition rights (shares) waived or forfeited	158 stock acquisition rights (corresponding to 94,800 shares)
Number of stock acquisition rights (shares) remaining after rights were waived or forfeited	Nil

2.	Reason for asking rights holders to waive stock acquisition rights

As disclosed in the aforesaid press release, Atrium and Credit Saison will execute the Share Exchange to make Atrium a wholly owned subsidiary of Credit Saison with the objective of improving and strengthening Atrium’s financial base and swiftly and flexibly implementing Atrium’s radical business restructuring plan.  The newly augmented Credit Saison Group will be structured to be able to rapidly and flexibly finalize and execute bold strategies.  Ahead of the Share Exchange, Atrium requested that holders of stock acquisition rights issued by Atrium waive said rights. As of April 28, 2009, all unexercised stock acquisition rights issued by Atrium had been waived by rights holders.

All rights so waived have been extinguished, so there no longer exist any unexercised stock acquisition rights on Atrium stock (pursuant to Article 287 of the Companies Act).

Date on which all remaining unexercised stock acquisition rights were waived (extinguished):
April 28, 2009.

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3.	Impact on the exchange of shares of the waiving of stock acquisition rights

The following passage appears under the heading “(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights Issued by Atrium” on page 18 of the aforesaid press release (dated March 28, 2009): “If such persons or entities [rights holders] have not waived their rights in connection with all of the Atrium stock acquisition rights by the effective date of the Share Exchange, Credit Saison may issue its own stock acquisition rights in exchange for the Atrium stock acquisition rights in the Share Exchange.”

Because all such rights have been so waived, there no longer exist any stock acquistion rights on Atrium stock.

(End of Exhibit 4)

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